UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30337 / January 2, 2013

In the Matter of   :
                                                                    :
ING Investments, LLC   :
ING Balanced Portfolio, Inc.   :
ING Equity Trust   :
ING Funds Trust   :
ING Investors Trust   :
ING Intermediate Bond Portfolio   :
ING Mayflower Trust   :
ING Money Market Portfolio   :
ING Mutual Funds   :
ING Partners, Inc.   :
ING Separate Portfolios Trust   :
ING Series Fund, Inc.   :
ING Strategic Allocation Portfolios, Inc.   :
ING Variable Funds   :
ING Variable Portfolios, Inc.   :
ING Variable Insurance Trust   :
ING Variable Products Trust   :
7337 East Doubletree Ranch Road   :
Scottsdale, Arizona 85255   :
                                                                    :
Directed Services LLC   :
1475 Dunwoody Drive   :
West Chester, PA 19380   :
                                                                    :
ING Investment Management Co. LLC   :
230 Park Avenue   :
New York, NY 10169   :
                                                                    :
(812-14013)   :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

ING Investments, LLC, Directed Services LLC, ING Investment Management Co. LLC, ING
Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond
Portfolio, ING Investors Trust, ING Mayflower Trust, ING Money Market Portfolio, ING

Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc., ING Variable Insurance Trust and ING Variable Products Trust filed an application on March 9, 2012, and amended applications on June 18, 2012, and October 26, 2012. Applicants requested an order under section 17(d) of the Investment Company Act of 1940 (Act) and rule 17d-1 under the Act. The order would permit certain registered open-end investment companies or series thereof in the same group of investment companies to enter into a special servicing agreement.

On December 6, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30295). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed transactions are consistent with the provisions, policies, and purposes of the Act, and that participation by the registered investment companies in the proposed transactions will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of ING Investments, LLC, et al. (File No. 812-14013),

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the requested order is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary